

Soulmate Brewing Company
(the "Company")
a State of Vermont Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Soulmate Brewing Company Management

We have reviewed the accompanying financial statements of Soulmate Brewing Company (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
September 26, 2025

SOULMATE BREWING COMPANY
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

As of December 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	19,840	4,740
Inventory		2,129	2,129
Other Current Asset		-	2,755
Total Current Assets		**21,969**	**9,623**
Non-Current Assets:			
Fixed Assets-net	$	744,849	831,452
Other Non-Current Assets		1,000	1,000
Total Non-Current Assets		**745,849**	**832,452**
TOTAL ASSETS		**767,817**	**842,075**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	52,076	20,421
Accrued Expenses		28,868	6,787
Deferred Revenue		2,588	768
Total Current Liabilities		83,531	27,976
Non-Current Liabilities:			
Loan from related parties	$	378,061	386,544
Notes Payable		318,840	343,066
Total Non-Current Liabilities		696,900	729,609
TOTAL LIABILITIES		780,431	757,585
EQUITY			
Common Stock	$	1,084	1,084
Additional Paid-in Capital		190,999	190,999
Accumulated Deficit		(204,697)	(107,593)
TOTAL EQUITY		(12,614)	84,490
TOTAL LIABILITIES AND EQUITY	$	767,817	842,075

See Accompanying Notes to these Unaudited Financial Statements

SOULMATE BREWING COMPANY
STATEMENT OF OPERATIONS

Year Ended December 31,		2024	2023
Net Revenues	$	358,545	63,057
Cost of Goods Sold		(103,764)	(31,626)
Gross Profit		254,781	31,430
Operating Expenses			
Advertising & Marketing	$	919	165
General and Administrative		181,942	38,926
Legal & Professional		5,725	1,568
Payroll		61,610	45,803
Depreciation		91,453	52,558
Amortization		498	249
Total Operating Expenses		342,147	139,269
Total Loss from Operations		(87,367)	(107,839)
Other Income (Expense)			
Interest Income	$	-	30
Other Income		9,152	5,071
Interest Expense		(18,870)	(18,701)
Other Expenses		(19)	(36)
Total Other Income (Expense)		(9,737)	(13,636)
Net Income (Loss)	$	(97,104)	(121,475)

See Accompanying Notes to these Unaudited Financial Statements

SOULMATE BREWING COMPANY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/23	1,083,871	1,084	191,013	13,882	205,978
Additional Paid-in Capital	-	-	(14)	-	(14)
Net income (loss)	-	-	-	(121,475)	(121,475)
Ending balance at 12/31/23	1,083,871	1,084	190,999	(107,593)	84,490
Net income (loss)	-	-	-	(97,104)	(97,104)
Ending balance at 12/31/24	1,083,871	1,084	190,999	(204,697)	(12,614)

See Accompanying Notes to these Unaudited Financial Statements

SOULMATE BREWING COMPANY
STATEMENT OF CASH FLOWS

Year Ended December 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(97,104)	(121,475)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		91,453	52,558
Amortization		498	249
Other Current Asset		2,755	(2,755)
Accounts Payable		31,655	11,575
Accrued Expenses		22,080	6,787
Deferred Revenue		1,820	18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		150,261	68,433
Net Cash provided by (used in) Operating Activities		53,157	(53,042)
INVESTING ACTIVITIES			
Fixed Assets-net	$	(4,850)	(63,940)
Net Cash provided by (used in) Investing Activities		**(4,850)**	**(63,940)**
FINANCING ACTIVITIES			
Loan from related parties	$	(8,483)	64,326
Notes Payable		(24,724)	(509)
Additional Paid-in Capital		-	(14)
Net Cash provided by (used in) Financing Activities		(33,207)	63,803
Cash at the beginning of period	$	4,740	57,919
Net Cash increase (decrease) for period		15,100	(53,179)
Cash at end of period	$	19,840	4,740

See Accompanying Notes to these Unaudited Financial Statements

Soulmate Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Soulmate Brewing Company ("the Company") was formed as a Domestic Limited Liability Company in Vermont on April 26, 2019, and converted to a corporation on March 4, 2020. The Company currently operates as a beer manufacturer and plans to expand its product line to include seltzer, mead, and cider, targeting both taproom sales and broader distribution. Based in Vermont, the Company's strategic goal is to evolve into a national brand. Initial national expansion will leverage contract brewing services outside New England, scaling physical locations as sales grow. While operating in the beverage manufacturing sector, Soulmate Brewing differentiates itself through its "Soulmate" lifestyle brand built around a compelling love story. The Company serves a global customer base and is approaching its two-year operational milestone, having already developed significant followings in the United States and internationally.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Soulmate Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $19,840 and $4,740 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of finished goods inventory as of December 31, 2024 and December 31, 2023, respectively. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory balances were $2,129 as of both December 31, 2024 and December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double-declining method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Brewery Equipment	7	358,397	356,147
Furniture & Fixture	7	6,831	6,831
Leasehold Equipment	7	2,600	-
Other Equipment	7	4,816	4,816
Construction in progress	-	516,216	516,216
Less Accumulated Depreciation		(144,011)	(52,558)
Totals		**744,849**	**831,452**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from drafting and packaging beverages, which are sold both directly to consumers and through distributors. Payments for direct sales are collected immediately, while distributor sales are generally on net 30 terms. The Company's primary performance obligation is to provide quality products that

Soulmate Brewing Company
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

consumers will enjoy. The Company recorded deferred revenue of $2,588 and $768 for the years ended 2024 and 2023, respectively, related to contracts with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office supplies, repairs and maintenance, subscriptions, insurance expenses and utilities expenses and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2024, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Jonathan Mogor, Chief Executive Officer, is a co-owner of the building in which the Company operates. The Company is not currently required to pay rent; however, it remains responsible for real estate taxes and insurance. In addition, the CEO has provided loans to the Company totaling $65,264, as further disclosed in Note 5.

Carol Mogor, Owner and Vice President, has provided an additional loan of $300,000 to the Company as startup financing. Further details are included in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans from related parties – The Company entered into loan agreements with Jonathan Mogor, shareholder and Chief Executive Officer, and Carol Mogor, shareholder and Vice President. These loans are non-interest bearing and do not include any explicit provisions regarding maturity dates. The outstanding balances were $378,061 and $386,544 as of December 31, 2024 and 2023, respectively.

Notes Payable – On July 13, 2021, the Company has entered into note agreement with Vermont Community Loan Fund amounting to $350,000 to be used for equipment purchases, building improvements, and working capital. The note is subject to 5.75% interest. The note matures on April 15, 2027. The outstanding balances were $317,844 and $343,066 as of December 31, 2024 and 2023, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			For the Year Ended December 2023		
				Current Portion	Non-Current Portion	Total Debt	Current Portion	Non-Current Portion	Total Debt
Loan from related parties	347,060	-	-	-	378,061	378,061	-	386,544	386,544
Notes Payable	350,000	5.75%	2027	-	318,840	318,840	-	343,066	343,066
Total				**-**	**696,900**	**696,900**	**-**	**729,609**	**729,609**

NOTE 6 – EQUITY

The Company has authorized 1,500,000 of common shares with a par value of $0.001 per share. There were 1,083,871 shares issued and outstanding as of 2024 and 2023.

Voting: Each shareholder is entitled to one vote for each share of the capital stock of the Corporation registered in the name of such shareholder upon the books of the Corporation.

Dividends: The Board of Directors have power to declare and pay dividends upon shares of stock of the Corporation, but only out of funds available for the payment of dividends as provided by law.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 26, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.